Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements of Global Crossing Limited (Form S-8 No.’s 333-121079, 333-125281, 333-133520 and 333-157705 and Form S-3 No. 333-133466) of our reports dated March 2, 2009, (except for Note 2, as to which the date is May 5, 2009) with respect to the consolidated financial statements and schedule of Global Crossing Limited for the year ended December 31, 2008 included in the Current Report (Form 8-K) dated May 7, 2009 and of our report dated March 2, 2009 with respect to the effectiveness of internal control over financial reporting of Global Crossing Limited, included in the 2008 Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/    ERNST & YOUNG LLP

Iselin, New Jersey

May 5, 2009